UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2
NewLead Holdings Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
G64626 115
(CUSIP Number)
Michail S. Zolotas
GRANDUNION INC.
8 Zerva Nap., Glyfada
Athens 166 75 Greece
+30 (210) 428-8520
Copy to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 31, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON GRANDUNION INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,523,102[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,359,260[2]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,523,102[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Includes 1,463,629 Common Shares owned by Rocket Marine that GU has the right to vote pursuant to the Voting Agreement. Also includes 700,214 Common Shares subject to the Escrow Agreement as described below.
2 These Common Shares are subject to the Grandunion Lock Up Agreement.

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON FOCUS MARITIME CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		16,100,000[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,100,000[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,100,000[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Focus is the beneficial owner of these shares, which include 13,877,778 Common Shares that may be issued upon conversion of the $124.9 million outstanding principal amount of convertible notes. Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the deposition of the Common Shares issued, provided herein that Focus has pledged the convertible notes as collateral for a loan referred to in Item 3 below.

EXPLANATORY NOTE
Except as specifically amended and supplemented by this Amendment No. 2, and by Amendment No. 1 filed on October 22, 2009 (“Amendment No. 1”), all other provisions of the Schedule 13D filed by the Reporting Persons on September 28, 2009 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D or Amendment No. 1.
Item 1. Security and Issuer
Item 1 to the Schedule 13D is amended and restated as follows:
This Schedule 13D relates to the common shares, par value $0.01 per share (the “Common Shares”), of NewLead Holdings Ltd., a Bermuda company (the “Company”, “NewLead” or “Issuer”). The Company’s principal executive office is located at 83 Akti Miaouli & Flessa Str., Piraeus 185 38 Greece. On August 3, 2010, the Company effected a 1 for 12 reverse split of its Common Shares to consolidate every 12 Common Shares of the Company into one Common Share, par value of $0.01 per share. All Common Share amounts in this Schedule 13D give effect to such reverse split.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a), (b) and (c) to this Amendment No. 2.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) to the Schedule 13D is amended and restated as follows:
     (a) GU is the beneficial owner of 3,523,102 Common Shares, representing 48.1% of the Common Shares of the Company. Such shares consist of the 1,359,260 Common Shares directly owned by GU and the shares it has the power to vote under the Voting Agreement. Focus is the beneficial owner of 16,100,000 Common Shares representing 75.9% of the Common Shares of the Company. Of the 16,100,000 Common Shares, 13,877,778 represent the Common Shares underlying the $124.9 million outstanding principal amount of the convertible notes (conversion price is $9.00 per share). Nicholas G. Fistes and Michail S. Zolotas may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by GU. Mr. Zolotas may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Focus. Accordingly, Mr. Zolotas may be deemed to beneficially own 92.5% of the Company’s Common Shares and Mr. Fistes may be deemed to beneficially own 48.1% of the Company’s Common Shares.
     (b) GU has the sole power to vote or to direct the vote of 3,523,102 Common Shares, and has the sole power, subject to the Grandunion Lock Up Agreement, to dispose or to direct the disposition of 1,359,260 Common Shares (the “Grandunion Shares”). Pursuant to the Voting Agreement, GU has the sole power to vote or to direct the vote of the 1,463,629 Common Shares beneficially owned by the Rocket Group (the “Rocket Marine Shares”) for so long as any member of the Rocket Group owns any such shares.
     Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares issued, provided, however, that Focus has pledged the convertible notes as collateral for the loan referred to in Item 3 of Amendment No. 1.
Item 5(c) to the Schedule 13D is amended and supplemented as follows:
     (c) On April 1, 2010, NewLead completed the acquisition of six vessels (four drybulk vessels and two product tankers) and

Newlead Shipping S.A. (“Newlead Shipping”) and its subsidiaries, an integrated technical and commercial management company, pursuant to the terms of a Securities Purchase Agreement, dated March 31, 2010 (the “Purchase Agreement”), between the Company and GU. In exchange for shares of the subsidiaries acquired, the Company assumed approximately $161.0 million of bank debt, accounts payable and accrued liabilities net of cash acquired, excluding purchase price adjustments, and the Company paid GU an aggregate of $5.3 million, which consisted of $100,000 in cash and 700,214 Common Shares. Such Common Shares are subject to a Lock-Up Agreement, dated April 1, 2010, whereby such Common Shares are restricted from disposition or any other transfer for the one-year period ending April 1, 2011. The Company issued 737,037 Common Shares to complete the acquisition of the six vessels and Newlead Shipping and its subsidiaries on April 1, 2010, and the Company canceled 36,823 of these Common Shares on August 31, 2010 to maintain the aggregate consideration at $166.3 million as a result of assuming a higher amount of liabilities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a), (b) and (c) to this Amendment No. 2.
Item 7. Material to be Filed as Exhibits
Exhibit G: Escrow Agreement, dated as of April 1, 2010, by and between the Company and GU. *
* Incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 26, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2010		GRANDUNION INC.
	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer

Date: September 16, 2010		FOCUS MARITIME CORP.
	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer